                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               FAMOUS FIXINS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    307071100
                                 (CUSIP Number)

                                   Jason Bauer
                               Famous Fixins, Inc.
                         250 West 57th St., Suite 1112
                               New York, NY 10107
                                  212-245-7773
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 27, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

                            CUSIP No. 307071100
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Jason Bauer
--------- ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [ ]
          (b) [ ]
--------- ---------------------------------------------------------------------

   3      SEC USE ONLY

--------- ---------------------------------------------------------------------

   4      SOURCE OF FUNDS

          SC
--------- ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)

          [ ]
--------- ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------- ---------------------------------------------------------------------

NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                                7 SOLE VOTING POWER

                                  5,389,747 (a)
                          ------- ---------------------------------------------

                                8 SHARED VOTING POWER

                                  -0-
                          ------- ---------------------------------------------

                                9 SOLE DISPOSITIVE POWER

                                  5,389,747 (a)
                          ------- ---------------------------------------------

                               10 SHARED DISPOSITIVE POWER

                                  -0-
--------- ---------------------------------------------------------------------

                            CUSIP No. 307071100
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,389,747 (a)
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------- ---------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.7% (b)
--------- ---------------------------------------------------------------------

14        TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------

(a) Jason Bauer is the owner of 3,889,747 shares of common stock. He is also deemed a beneficial owner of an aggregate of 1,500,000 shares of common stock underlying stock options, exercisable at $0.30 per share, granted pursuant to an employment agreement, entered into in April 1999, as amended.

(b) As of March 27, 2002, Famous Fixins, Inc. had 20,360,179 shares of common stock outstanding. The calculation of percent of class gives effect to the exercise of options to acquire 1,500,000 shares, even though those options, which have an exercise price of $0.30 per share, are out-of-the-money. If those
1,500,000 options are not included, the percent of class would be 19.1%.

                            CUSIP No. 307071100
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Item 1.   Security and Issuer.

The class of securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share, of Famous Fixins, Inc., a New York corporation (the "Company"), with its principal business address at 250 West
57th Street, Suite 1112, New York, NY 10107.

Item 2.   Identity and Background.

(a)       This statement is filed by Jason Bauer ("Bauer").

(b)       Bauer's business address is 250 West 57th Street, Suite 1112, New
          York, NY 10107.

(c)       Bauer is President and Chairman of the Board of the Company.

(d)       Bauer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)       Bauer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Bauer is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

Bauer elected to exercise stock options, exercisable at $0.03 per share, to acquire 1,500,000 shares of common stock of the Company on March 27, 2002.
Previously, Bauer has been the owner of 2,389,747 shares of common stock. Bauer is now the owner of 3,889,747 shares of common stock, and Bauer is also deemed a beneficial owner of an aggregate of 1,500,000 shares of common stock underlying stock options, exercisable at $0.30 per share, granted pursuant to an employment agreement, entered into in April 1999, as amended. The options were exercised with a promissory note to the Company in the principal amount of $45,000. The note carries a 6% annual interest and matures on January 1, 2003. The note will be assumed by Starbrand, LLC as part of the transaction described in Item 4.

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Item 4.   Purpose of Transaction.

Bauer elected to exercise stock options, exercisable at $0.03 per share, to acquire 1,500,000 shares of common stock on March 27, 2002. The purpose of the exercise was to acquire additional voting common stock of the Company.
Previously, Bauer has been the owner of 2,389,747 shares of common stock. Bauer is now the owner of 3,889,747 shares of common stock, and Bauer is also deemed a beneficial owner of an aggregate of 1,500,000 shares of common stock underlying stock options, exercisable at $0.30 per share, granted pursuant to an employment agreement, entered into in April 1999, as amended.

Bauer may make purchases of the Company's common stock from time to time, and he may dispose of any or all of the shares of the Company's common stock held by him at any time, although there is no present plan as to the timing of such purchases or sales.

The Company reported in its Form 10-KSB for the year ended December 31, 2001, that it will explore various options to obtain financing and to resolve its existing debt burden, including by means of merger, consolidation, sale of assets, reorganization or restructuring.

In an Information Statement on Schedule 14C, dated April 2, 2002, the Company describes a transaction whereby certain shareholders of the Company have adopted written consents to sell substantially all of the assets and business of the
Company in exchange for the assumption of certain liabilities and the cancellation of certain debts, and to amend the Company's certificate of incorporation to increase of the authorized number of shares of the common stock from 25,000,000 to 200,000,000. The Company reported that despite efforts to increase revenues and to reduce costs by significantly altering the product lines and by decreasing certain operating expenses during the fiscal year ended
December 31, 2001, the Company sustained losses from operations during the year of $(1,020,966), and that the Company has been unable to raise the required additional capital to finance its operations in its present form. The Company reported that it believes that in order to maximize the value of its common stock and ultimately maximize shareholder value, it should divest all of its present operations, sell substantially all of its assets in exchange for the assumption of a significant portion of its liabilities, and seek to acquire a new business. Starbrand, LLC, a Delaware entity with no current operations, agreed to acquire substantially all of the Company's assets, properties and business in exchange for the assumption of certain of its liabilities. The assets to be transferred and the liabilities to be assumed had an approximate value of $725,000, and $938,000, respectively, as at December 31, 2001. The liabilities assumed by Starbrand include the principal amount of $450,000 of 4%
convertible debentures issued by the Company. Bauer was one of several shareholders who adopted the written consent. Bauer intends to resign as an officer and director of the Company upon the closing of the transaction. Bauer will manage Starbrand. Starbrand is seeking funding in order to continue the assumed business. The Company will be seeking a new business to acquire after the transaction is completed.

Bauer, individually, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of
Schedule 13D.

                            CUSIP No. 307071100
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Item 5. Interest in Securities of the Issuer.

(a) Bauer is the beneficial owner of 5,389,747 shares of common stock of the
Company. Bauer owns 3,889,747 shares of common stock, which represents 19.1% of the outstanding common stock of the Company as of March 27, 2002, and Bauer is also deemed a beneficial owner of an aggregate of 1,500,000 shares of common stock underlying stock options, which when included with his present actual ownership would represent 24.7% of the outstanding common stock of the Company as of March 27, 2002.

(b) Bauer has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of 5,389,747 shares of common stock. Bauer does not have the shared power to vote or to direct the vote of nor the shared power to dispose or to direct the disposition of any other shares of common stock.

(c) Except as described above under Item 4, Bauer did not effect any transactions in the common stock of the Company during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with
          Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this statement and the exhibits to this statement are incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

The following exhibits are filed with this statement:

Ex. 1     Stock Option Agreement
Ex. 2     Promissory Note

                            CUSIP No. 307071100
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2002
-------------------------------
Date

/s/ Jason Bauer
-------------------------------
Signature

Jason Bauer, Individually
-------------------------------
Name/Title

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EX. 1
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                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION  AGREEMENT  ("Agreement") is entered into as of March 15,
2002,  by  and  between  Famous  Fixins,  Inc.,  a  New  York  corporation  (the
"Company"), and Jason Bauer (the "Optionee").

                                 R E C I T A L S

     Whereas,  Optionee is a valuable  employee of the Company,  and the Company considers it  desirable  and in its best  interest  that the terms of options to purchase shares of the Company's  common stock (the "Common  Stock")  previously granted to Optionee  pursuant to an employment  agreement  dated as of April 12,
1999 (the "Employment  Agreement") and an amended employment  agreement dated as of March 23, 2001 (the "Amended Employment Agreement")  (collectively the "Bauer
Employment Agreements") be set forth in writing;

     Whereas,  Optionee was  previously  granted  options  pursuant to the Bauer
Employment Agreements to advance the interests of the Company ;

     Whereas,  the  vesting  criteria  of the  options as set forth in the Bauer
Employment Agreements have been satisfied;

     Whereas,  this  Agreement  supercedes  any  previously  issued Stock Option
Agreement,  including  the Stock  Option  Agreement  dated  February  25,  2002, concerning the subject matter herein;

                                A G R E E M E N T

     It is hereby agreed as follows:

     1. GRANT OF OPTIONS.  Optionee has been granted the right,  privilege,  and option to purchase up to 1,500,000  shares of Common Stock at the purchase price of $0.30 per share on the date of the  Employment  Agreement  share (the  "First
Options"),  and  additional  options to purchase up to an  additional  1,500,000 shares of Comon Stock at the purchase  price of $0.03 per share  pursuant to the
Amended Employment Agreement (the "Second Options") in the manner and subject to the conditions  therein provided.  The time the Options shall be deemed granted, sometimes  referred  to herein as the "date of grant,"  shall be the  respective dates of the Bauer Employment  Agreements.  These Options are cumulative and are subject to anti-dilution rights, as more fully set forth in Section 12 below. As of December  31, 2001,  Options to purchase an  aggregate  of  3,000,000  shares vested due to the  achievement  of the vesting  criteria  set forth in the Bauer
Employment Agreements.

     2. VESTING SUBJECT TO CONDITION OF CONTINUED  SERVICES TO THE COMPANY.  The
Options are subject to certain  conditions of continued  service of the Optionee by the  Company.  In the event the  Optionee's  employment  with the  Company is terminated,  at any time, for whatever reason, all Options which have not vested as of the Optionee's  termination of service date in accordance with the vesting schedule set forth herein shall be immediately  forfeited upon such termination.
Nothing contained in this Agreement shall obligate the Company to employ or have another  relationship with the Optionee.  It is hereby  acknowledged that all of the Options have vested, are not subject to forfeiture,  and may be exercised in accordance with this Agreement.

     3. OPTION PERIOD.  Provided such Options have vested in accordance with the award schedule set forth in Section 2 above, Options shall be exercisable at any time during the period  commencing  with the date of this Agreement and expiring on April 12, 2004 with  respect to the First  Options and  expiring on April 12,
2006 with respect to the Second Options,  unless earlier terminated  pursuant to
Section  2 or  Section  14 of this  Agreement,  or if said day is a day on which banking institutions are authorized by law to close, then on the next succeeding day which shall not be such a day, by presentation  and surrender  hereof to the
Company or at the office of its stock transfer agent, if any,  together with all
Federal and state taxes applicable upon such exercise, if any.

     4. AMOUNT OF PURCHASE  PRICE.  The purchase  price per Share for each share which the Optionee is entitled to purchase  under the Options shall be $0.30 for the First Options, and $0.03 for the Second Options.

     5. METHOD OF EXERCISE.  The Options shall be exercisable by the Optionee by giving  written  notice to the Company of the  election  to purchase  and of the number of Shares the Optionee elects to purchase,  such notice to be accompanied by such other executed  instruments or documents as may be required by the Board of Directors  pursuant to this Agreement,  and unless otherwise  directed by the
Board of Directors,  the Optionee shall at the time of such exercise  tender the purchase  price of the  Shares he has  elected to  purchase.  The  Optionee  may purchase  less  than the  total  number  of  Shares  for  which  the  Option  is exercisable,  provided that a partial  exercise of an Option may not be for less than One Hundred  (100)  Shares.  If the Optionee  shall not purchase all of the
Shares which he is entitled to purchase under the Options, his right to purchase the remaining unpurchased Shares shall continue until expiration of the Options.
The  Options  shall be  exercisable  with  respect  of whole  Shares  only,  and fractional  Share  interests  shall be  disregarded.  The  Optionee may elect to exercise the Options, in whole or in part, in any order,  regardless of when the
Options vested.

     6.  PAYMENT OF  PURCHASE  PRICE.  At the time of the  Optionee's  notice of exercise of the Options,  the  Optionee  shall tender in cash or by certified or bank cashier's  check payable to the Company,  the purchase price for all Shares then being purchased.  Nothwithstanding the foregoing,  cashless exercise of the
Options is  specifically  permitted.  If authorized  by the  Company's  Board of
Director, alternative means of payment, including by means of a promissory note, an advance from the Company, or other means, is permitted.

     7. ISSUANCE OF STOCK CERTIFICATES.  Upon receipt of the materials delivered by the  Optionee  indicating  exercise of the  Options,  the Company  shall,  as promptly  as  practicable  and  in any  event  within  five  (5)  business  days thereafter,  execute and deliver, or cause to be executed and delivered,  to the
Optionee a certificate  or  certificates  representing  the aggregate  number of
Shares  specified  in such  notice  or form  together  with  cash in lieu of any fractional  share as hereinafter  provided.  The  certificate or certificates so delivered shall be in such  denomination or denominations as may be specified in such notice or form and shall be  registered in the name of the Optionee or such other name as shall be designated  (together  with an address) in such notice or form. Such  certificate(s)  shall be deemed to have been issued and the Optionee or any other person so  designated  to be named  therein shall be deemed to have become a holder of record of such Shares as of the  exercise  date.  The Company shall  pay all  expenses  and  other  charges  payable  in  connection  with the preparation,  issuance  and  delivery of share  certificates  under this Section except that, in the case such share  certificates  shall be registered in a name or names other than the name of the Optionee,  funds sufficient to pay all share transfer taxes which shall be payable upon issuance of such share certificate or certificates  shall be paid by the  Optionee  at the time the notice of exercise hereinabove is delivered to the Company.

     8. SHARES FULLY PAID.  All Shares shall be, when issued,  duly  authorized, validly issued and non-assessable.

     9. NO  IMPAIRMENT.  The Company  will not, by  amendment  of its charter or though reorganization,  transfer of assets, consolidation,  merger, dissolution, issue or sale of  securities  or any other  voluntary  action,  avoid or seek to avoid the observance or performance of any of the terms of the Options, but will at all times in good faith  assist in the  carrying out of all such terms and in the taking of all such action as may be  necessary  or  appropriate  in order to
protect  the  rights  of  the  Optionee  of  the  Options  against   impairment.
Notwitstanding  the foregoing,  in the event of a "change of control" as defined in the  Employment  Agreement,  the  Options  shall  vest  immediately  in their entirety.

     10.  RESERVATION OF SHARES. The Company hereby agrees that, during the time period the Options are exercisable,  there shall be reserved for issuance and/or delivery  upon exercise of the Options such number of shares of its common stock as shall be required for issuance or delivery upon exercise of the Options.

     11. FRACTIONAL  SHARES.  With respect to any fraction of a Share called for upon any exercise  hereof,  the Optionee agrees to waive the Optionee's right to such  fractional  Shares.  As such, no fractional  Shares or scrip  representing fractional Shares shall be issued upon the exercise of the Options.

     12.  ADJUSTMENTS UPON CHANGES IN  CAPITALIZATION.  As used herein, the term
"Adjustment  Event" means an event pursuant to which the  outstanding  shares of the Company  are  increased,  decreased  or changed  into,  or  exchanged  for a
different   number  or  kind  of  shares  or  securities,   without  receipt  of
consideration by the Company, through reorganization,  merger, recapitalization, reclassification,  stock split,  reverse  stock  split,  stock  dividend,  stock consolidation  or  otherwise.  The term  "Adjustment  Event"  shall also mean to include: (i) any issuance by the Company of the Company's securities  (excluding securities issued to the Company's employees, directors,  consultants and others similarly  situtated)  below fair market value for such securities as determined at the time of  issuance;  and (ii) any  issuance at a price below the  purchase price per Share for the common stock underlying the Options,  as adjusted.  Upon the  occurrence  of an  Adjustment  Event,  (i)  appropriate  and  proportionate adjustments  shall be made to the  number  and kind and  exercise  price for the shares subject to the Options, and (ii) appropriate amendments to this Agreement shall be executed by the Company and the  Optionee if the Board of  Directors in
good faith  determines  that such an  amendment  is  necessary  or  desirable to reflect  such  adjustments.  If  determined  by the  Board  of  Directors  to be appropriate, in the event of an Adjustment Event which involves the substitution of securities of a  corporation  other than the Company,  the Board of Directors shall make  arrangements  for the  assumptions by such other  corporation of the
Options. Notwithstanding the foregoing, any such adjustment to the Options shall be made without change in the total exercise price applicable to the unexercised portion of the  Options,  but with an  appropriate  adjustment  to the number of shares, kind of shares and exercise price for each share subject to the Options.
The good faith  determination by the Board of Directors as to what  adjustments, amendments  or  arrangements  shall be made  pursuant to this  Section,  and the extent thereof, shall be final and conclusive,  provided that the Options herein are adjusted in a manner that is no less favorable than the manner of adjustment used as to any other options issued by the Company to its employees,  directors, consultants  or in any  transaction.  No  fractional  Shares  shall be issued on account of any such adjustment or arrangement.

     13.  RIGHTS OF THE  OPTIONEE.  The  Optionee  shall not be  entitled to the privileges of stock ownership as to any Shares not actually issued and delivered to the Optionee.  No Shares shall be purchased  upon the exercise of any Options unless and until, in the opinion of the Company's  counsel,  any then applicable requirements  of  any  laws,  or  governmental  or  regulatory  agencies  having jurisdiction,  and of any  exchanges  upon which the stock of the Company may be listed shall have been fully complied with.

     14.  EFFECT OF DEATH OF THE  OPTIONEE.  If the Optionee  dies,  all Options shall  expire six (6) months  thereafter.  During such six (6) month  period (or such  shorter  period prior to the  expiration  of the Option by its own terms), such Options may be exercised by the executor or  administrator or the person or persons  to whom the Option is  transferred  by will or the  applicable  laws of descent  and  distribution,  as the case may be,  but  only to the  extent  such
Options were exercisable on the date the Optionee died.

     15.  NONTRANSFERABILITY  OF OPTIONS. The Options shall not be transferable, either voluntarily or by operation of law, otherwise than by will or the laws of descent and distribution and shall be exercisable during the Optionee's lifetime only by the Optionee.

     16.  SECURITIES LAWS  COMPLIANCE.  The Company will diligently  endeavor to comply with all applicable  securities  laws before any stock is issued pursuant to the Options.  Without  limiting the generality of the foregoing,  the Company may require from the Optionee such investment  representation or such agreement, if any, as counsel for the Company  may  consider  necessary  in order to comply with the  Securities  Act of 1933 as then in effect,  and may  require  that the
Optionee  agree that any sale of the Shares  will be made only in such manner as is  permitted  by the Board of  Directors.  The  Optionee  shall take any action
reasonably   requested  by  the  Company  in  connection  with  registration  or qualification of the Shares under federal or state securities laws.

     17.  SECURITIES  SUBJECT TO LEGEND.  If deemed  necessary by the  Company's counsel,  all  certificates  issued to represent  the Options  and/or the Shares purchased  upon  exercise  of the  Options  shall bear such  appropriate  legend conditions  as  counsel  for the  Company  shall  require in  substantially  the following form:

"THE SECURITIES  REPRESENTED BY THIS  CERTIFICATE HAVE NOT BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"),  AND MAY BE TRANSFERRED ONLY
(A) PURSUANT TO AN  EFFECTIVE  REGISTRATION  STATEMENT  UNDER THE ACT, OR (B) IN
ACCORDANCE  WITH  THE ACT AND  SUBJECT  TO  RECEIPT  OF AN  OPINION  OF  COUNSEL
REASONABLY ACCEPTABLE TO THE ISSUER THAT THE PROPOSED TRANSACTION IS EXEMPT FROM
REGISTRATION UNDER THE ACT."

     18.  REGISTRATION UNDER THE SECURITIES ACT OF 1933. The Optionee shall have unlimited piggy-back registration rights on registration statements filed by the
Company for all the securities beneficially held by the Optionee,  including the
Options and underlying securities covered by this Agreement.  The Optionee shall also have one demand  registration  right,  including on Form S-8, to the extent available.  The  Company  shall use its best  efforts to inform the  Optionee in writing  at  least  20 days  prior  to the  filing  of any and all  registration statements,  including  amendments,  to  be  filed  by  the  Company  under  the
Securities Act, giving the Optionee the choice of having Optionee's beneficially owned securities be included in such registration  statement.  The Company shall bear the  expenses  of such  registration,  including  but not limited to legal, accounting  and printing  fees;  provided,  however,  that in no event shall the
Company be obligated to pay (A) any fees and  disbursements  of special  counsel for the Optionee, or (B) any underwriters'  discount or commission in respect of such  securities.  The Optionee will  reasonably  cooperate  with the Company in preparing such Registration Statement as to providing information related to the
Optionee's  securities.  The Company will  indemnify  and will hold the Optionee harmless from and against all losses,  damages,  expenses and liabilities  based upon or arising out of or in  connection  with the  investigation  of any untrue statement  of a material  fact  required to be stated or  necessary  to make any statement  therein not misleading in light of the  circumstances in which it was made, but only to the extent that such untrue statement or omission was not made by the Company or by its officers or directors upon information  furnished as to the Option's securities by the Optionee.

     19. REPRESENTATIONS OF OPTIONEE.

     (a)  SOPHISTICATION  OF  OPTIONEE.  The  Optionee  acquired the Options for investment  and not with a view to the  sale or  distribution  thereof,  and the
Optionee has no commitment  or present  intention to liquidate the Company or to sell or otherwise dispose of the Options or the underlying  Shares. The Optionee represents  and  warrants  that,  by  reason  of  financial,  tax  and  business sophistication,  income, net assets, education,  background and business acumen, the Optionee has the experience and knowledge in business and financial  matters to evaluate  the risks and merits  attendant  to an  investment  decision in the
Company,  either  singly  or  through  the aid  and  assistance  of a  competent professional,  and is fully  capable of bearing the economic risk of loss of the total  investment  pursuant  to this  Agreement.  The  Optionee  represents  and warrants to the Company  that the  Optionee  has been an employee of the Company and is fully  familiar  with its business and  oeprations  and has been provided with, and has had access to, all material information about the Company.

     19. MISCELLANEOUS.

     (a) Binding  Effect.  This Agreement shall bind and inure to the benefit of the successors,  assigns, transferees,  agents, personal representatives,  heirs and legatees of the respective parties.

     (b) Further Acts. Each party agrees to perform any further acts and execute and deliver any documents  which may be necessary to carry out the provisions of this Agreement.

     (c)  Amendment.  This  Agreement  may be amended at any time by the written agreement of the Company and the Optionee.

     (d) Syntax.  Throughout this  Agreement,  whenever the context so requires, the singular  shall include the plural,  and the masculine  gender shall include the  feminine  and neuter  genders.  The  headings  and  captions of the various
Sections  hereof are for  convenience  only and they shall not limit,  expand or otherwise affect the construction or interpretation of this Agreement.

     (e) Choice of Law. The parties  hereby agree that this  Agreement  has been executed and delivered in the State of New York and shall be construed, enforced and governed by the laws thereof.  This Agreement is in all respects intended by each party hereto to be deemed and  construed  to have been jointly  prepared by the parties and the  parties  hereby  expressly  agree that any  uncertainty  or ambiguity existing herein shall not be interpreted against either of them.

     (f)  Severability.  In the event that any provision of this agreement shall be held invalid or  unenforceable,  such provision  shall be severable from, and such  invalidity or  unenforceability  shall not be construed to have any effect on, the remaining provisions of this agreement.

     (g) Notices. All notices and demands between the parties hereto shall be in writing and shall be served  either by registered  or certified  mail,  and such notices or demands shall be deemed given and made  forty-eight  (48) hours after the deposit thereof in the United States mail, postage prepaid, addressed to the party to whom such notice or demand is to be given or made,  and the issuance of the registered receipt therefor.  If served by telegraph,  such notice or demand shall be deemed given and made at the time the telegraph agency shall confirm to the sender,  delivery  thereof to the addressee.  All notices and demands to the
Optionee or the Company may be given to them at the following addresses:

If to the Optionee:                 Jason Bauer

If to Corporation:                  Famous Fixins, Inc.
                                    250 W. 57th St., Suite 1112
                                    New York, NY 10107
                                    Attn.:  Board of Directors

With a copy to:                     Law Offices of Dan Brecher
                                    99 Park Avenue, 16th Floor
                                    New York, NY 10016
                                    Fax:  (212) 808-4155

     Such parties may designate in writing from time to time such other place or places that such notices and demands may be given.

     (h) Entire  Agreement.  This  Agreement  constitutes  the entire  agreement between  the  parties  hereto  pertaining  to the subject  matter  hereof,  this
Agreement supersedes all prior and contemporaneous agreements and understandings of the parties, and there are no warranties, representations or other agreements between the parties in connection  with the subject  matter hereof except as set
forth  or  referred  to  herein.  No  supplement,   modification  or  waiver  or
termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby.  No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision hereof (whether or not similar)
nor shall such waiver constitute a continuing waiver.

     (i)  Attorneys'  Fees.  In the  event  that  any  party  to this  Agreement institutes any action or proceeding,  including,  but not limited to, litigation or  arbitration,  to  preserve,  to protect  or to enforce  any right or benefit created  by or  granted  under  this  Agreement,  the  prevailing  party in each respective such action or proceeding  shall be entitled,  in addition to any and all  other  relief  granted  by a  court  or  other  tribunal  body,  as  may be appropriate, to an award in such action or proceeding of that sum of money which represents  the attorneys'  fees  reasonably  incurred by the  prevailing  party therein in filing or  otherwise  instituting  and in  prosecuting  or  otherwise pursuing  or  defending  such  action  or  proceeding,  and,  additionally,  the attorneys' fees reasonably  incurred by such prevailing party in negotiating any and all matters  underlying  such action or proceeding  and in  preparation  for instituting or defending such action or proceeding.

     IN WITNESS WHEREOF,  the parties have entered into this Agreement as of the date first set forth above.

/s/ Jason Bauer
-----------------------------------------------------
Jason Bauer (the "Optionee")

FAMOUS FIXINS, INC.

By:      /s/ Victor Bauer
   --------------------------------------------------
         Victor Bauer, Director

-------------------------------------------------------------------------------
EX. 2
-------------------------------------------------------------------------------

                                 PROMISSORY NOTE

$45,000                                                      March 27, 2002
                                                             New York, New York

FOR VALUE RECEIVED, the undersigned (the "Payor") makes this note in connection with the exercise of options for 1,500,000 shares of the common stock of Famous
Fixins, Inc. (the "Company") pursuant to a Stock Option Agreement, dated March
15, 2002, and promises to pay to the order of the Company, the principal sum of
$45,000 together with interest thereon from date at the rate of six percent (6%)
per annum, simple interest, due January 1, 2003.

The Payor shall have the right to pre-pay all or any part of the principal sum hereof, at any time without penalty. Each installment payment shall be credited first to the interest then due, and the remainder to the principal. Payor shall have the right to set-off such debt as may be owed by the Company to Payor as full or partial payment of the principal sum and interest hereof, at the election of Payor.

Should litigation be necessary to enforce this note, the Payor and the Company consent to the personal jurisdiction and venue of a court of subject matter jurisdiction located in the City, County, and State of New York, which shall be the only venue for such litigation.

This note is to be construed and enforced according to the laws of the State of
New York; upon default in the payment of principal and/or interest when due, the installment of principal and interest remaining unpaid shall, at the option of the holder, become immediately due and payable.

Default shall be limited to non-payment of the principal of this note when due.

Unless specifically disallowed by law, should litigation arise hereunder, service of process therefor may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

This note may not be transferred, assigned or pledged by the Company, except that this note may be transferred and/or assigned pursuant to a sale by the
Company of substantially all of its assets and its business, and the parties hereto hereby consent to such transfer and/or assignment.

                                            PAYOR

                                            /s/ Jason Bauer
                                            --------------------------
                                            Jason Bauer

Confirmed:

Famous Fixins, Inc.

By:      /s/ Victor Bauer
   ---------------------------------
         Victor Bauer, Director